Exhibit 1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aeternazentaris.com

Press Release
For immediate release

Æterna Zentaris Presents Detailed Phase 1 Results for Anti-Cancer Compound AEZS-108 at ASCO Meeting

AEZS-108 was well tolerated and anti-tumor activity was observed in 7 out of  13 patients treated with the highest dose levels

Phase 2 trial in ovarian and endometrial cancers to be initiated before year end

Québec City, Canada, June 4, 2007 — Æterna Zentaris Inc. (TSX: AEZ; Nasdaq: AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that it presented a poster outlining detailed Phase 1 results for its targeted cytotoxic luteinizing hormone-releasing hormone (LHRH) analog, AEZS-108 (formerly named AN-152 and ZEN-008), in female patients with cancers expressing LHRH receptors. Evidence of anti-tumor activity was found at 160 mg/m2 or 267 mg/m2 doses of AEZS-108, where 7 of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses. The poster #3571 titled, “Phase 1 study of ZEN-008 (AN-152), a targeted cytotoxic LHRH analog, in female patients with cancers expressing LHRH receptors”: G. Emons, M. Kaufmann, A. Günthert, C. Gründker, S. Loibl, V.I. Tzekova, M.T. Velikova, S. Tomov, H. Sindermann, J. Engel and A.V. Schally, was presented Sunday, June 3, 2007 at the American Society of Clinical Oncology’s (ASCO) Annual Meeting currently being held in Chicago, Illinois.

David J. Mazzo, Ph.D., President and CEO of Æterna Zentaris commented, “The outcome of this study with AEZS-108 is very encouraging as we are preparing to initiate our Phase 2 trial in endometrial and ovarian cancers. We believe that our targeted approach, including only patients with LHRH receptor expressing tumors, is the key to both individual patient safety and clinical benefit as well as the potential success of the upcoming trial.”

Details

This open, multi-center, sequential group, dose-escalation Phase 1 study assessed dose-limiting toxicities (DLTs), maximum tolerated dose (MTD), and pharmacokinetics (PK) of AEZS-108 given once every three weeks in female patients with cancers expressing LHRH receptors. Safety monitoring included secretory function of the pituitary gland and cardiac function, while adverse events were calculated according to the NCI Common Terminology Criteria for Adverse Events (CTCAE). Tumor response was evaluated according to Response

Evaluation Criteria In Solid Tumors (RECIST) and by measuring tumor marker levels (CA125). High performance liquid chromatography (HPLC) with fluorescence detection was used for plasma PK of AEZS-108 and free doxorubicin.

Seventeen patients with LHRH receptor-positive ovarian, endometrial or breast cancers were recruited. AEZS-108 was administered by intravenous infusion over two hours at dosages of 10, 20, 40, 80,160 and 267 mg/m2. At 160 mg/m2, six patients had a total of 32 cycles and at 267 mg/m2, seven patients had a total of 27 cycles. Most of the patients had been pretreated with various chemotherapies.

Results

Leucopenia/neutropenia of CTCAE Grade 4 was dose limiting in two of seven patients at 267 mg/m2. The patients recovered spontaneously from hematoxicity without use of hematopoietic growth factors. The most frequently observed non-hematological toxicities were alopecia, nausea and fatigue. Most toxicities were of Grade I. Two patients at the dose levels of 160 and 267 mg/m2 had a moderate allergic skin reaction (CTCAE Grade 2) during the first infusion; subsequent cycles with anti-allergic pre-medication were tolerated. No indication of cardiac toxicity or impairment of the pituitary gland function was reported.

Regarding tumor response, at 160 mg/m2, one patient with ovarian cancer showed the complete disappearance of a malignant lymph node (diameter 17 mm) at the first follow-up and received a total of six treatment cycles. Another patient showed stable disease for six cycles and one patient had stable disease until cycle 5.

At 267 mg/m2 one patient with ovarian cancer had a partial response of liver metastasis which was accompanied by a complete normalization of CA125 levels. Additionally, one patient showed complete CA125 tumor marker response (no evaluable target lesions in this patient) and received six treatment cycles. Finally, two patients showed stabilization of disease under treatment with 267 mg/m2 of AEZS-108 and were treated with five and six treatment cycles, respectively. In one of these patients, an additional transient minor tumor regression was observed.

PK analyses showed dose-dependent plasma levels of AEZS-108 and only minor (10-30%) release of doxorubicin.

Conclusions

•                  AEZS-108 was well tolerated by patients with gynecological tumors;

•                  AEZS-108 is the first drug in a clinical study that targets the cytotoxic activity of doxorubicin specifically to LHRH-receptor expressing tumors;

•                  Signs of anti-tumor activity were observed in 7 out of 13 patients treated with 160 or 267 mg/m2 of AEZS-108, including 3 patients with complete or partial response; and

•                  Recommended dose for further clinical studies will be 267 mg/m2 given once every three weeks.

Based on the Phase 1 results, the Company plans to initiate a Phase 2 trial with AEZS-108 in patients with LHRH-receptor expressing gynecological tumors (advanced or recurrent ovarian and endometrial tumors) before year end.

About Cytotoxic Conjugate AEZS-108

AEZS-108 is a targeted cytotoxic peptide conjugate which is a hybrid molecule composed of a synthetic peptide carrier and a well-known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by the LHRH receptor-positive tumors. The binding of conjugate molecule AEZS-108 to cancerous cells that express these receptors results in its accumulation in the malignant tissue. This binding is followed by internalization and retention of the cytotoxic drug, doxorubicin, in the cells. Therefore, since they target specific cells, cytotoxic conjugates are postulated to be less toxic, have less side-effects and are more effective in vivo than the respective non-conjugated/non-linked cytotoxic agents in inhibiting tumor growth.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “believes”, “anticipates”, “intends”, “plans”, “expects”, “estimates”, “will,” “may”, “should”, “approximately”, and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management’s current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of Æterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Æterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts:

Jenene Thomas

Senior Director, Investor Relations & Corporate Communications

(908) 938-1475

jenene.thomas@aeternazentaris.com

Paul Burroughs

Media Relations

(418) 652-8525 ext. 406

paul.burroughs@aeternazentaris.com